SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Magic Software Appoints David Zigdon as its Chief Financial Officer

OR YEHUDA, ISRAEL; July 25, 2007 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and application development technology, has announced the appointment of David Zigdon as the Company's Chief Financial Officer (CFO) effective October 1, 2007. Mr. Zigdon replaces Ziv Zviel, who served as the Company’s VP finance and operations.

"David brings to Magic Software extensive and diverse financial leadership experience,” said Eitan Naor, President and CEO of Magic Software, in announcing the appointment. “He will play a key role in the continued implementation of our long-term strategic and financial goals. I am delighted to welcome David at this exciting juncture for Magic and I'm confident that he will prove to be very instrumental to our Company."

Mr. Zigdon comes to Magic Software Enterprises from Power Paper, a leading pioneer of micro-electric patch technology for the pharmaceutical industries. Prior to Power Paper, Mr Zigdon served  for six years as Chief Financial Officer of Radcom Ltd. (Nasdaq: RDCM), a technology developer of innovative network test and service monitoring solutions for communications service providers and equipment vendors. From 1989 to 2000, Mr. Zigdon was a Manager in the RAD-BYNET Group, where he began as Chief Financial Officer and continued to serve as Chief Executive Officer of Bynet Electronics Ltd. for four years.

Mr. Zigdon is a Certified Public Accountant and holds a B.A. in economics and accounting and an L.L.M in business law from Israel’s Bar Ilan University.

"I would like to thank Ziv Zviel for his long term contribution to Magic Software,” Mr. Naor continued. "Ziv was instrumental in executing our financial recovery plan in the last few quarters. We wish him luck in his future endeavors."

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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Press contacts:

Steven L. Lubetkin
Public Relations Counsel
Magic Software Enterprises Ltd.
slubetkin@magicsoftware.com
Phone: +1 856.751.5491
Cell: +1 856.625.5502

Mary Lou Roberts

Magic Software Corporate Communications

Phone: 215-740-8976

mlroberts@magicsoftware.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Eitan Naor

Eitan Naor

          President and CEO

Date: July 26 , 200 7